UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to             .
Commission file number 0-16772

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Peoples Bancorp Inc. Retirement Savings Plan
138 Putnam Street, P.O. Box 738
Marietta, Ohio 45750
Attn: Peoples Bancorp Inc. Retirement Plan Committee

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Peoples Bancorp Inc.
138 Putnam Street, P.O. Box 738
Marietta, Ohio 45750

Peoples Bancorp Inc. Retirement Savings Plan

December 31, 2020 and 2019

Report of Independent Registered Public Accounting Firm

Plan Administrator
Peoples Bancorp Inc. Retirement Savings Plan
Marietta, Ohio

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Peoples Bancorp Inc. Retirement Savings Plan (the Plan) as of December 31, 2020 and 2019, the related statements of changes in net assets available for benefits for the years then ended and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Peoples Bancorp Inc. Retirement Savings Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Basis of Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Report on Supplemental Information
The supplemental information in the accompanying Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2020, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ BKD, LLP

We have served as the Plan’s auditor since 2004.

Cincinnati, Ohio
June 25, 2021

Peoples Bancorp Inc. Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2020 and 2019

	2020	2019
Assets:
Investments, at fair value	$79,903,301	$68,756,156
Employer’s contributions receivable	100,145	90,553
Notes receivable from participants	910,522	935,349
Net assets available for benefits	$80,913,968	$69,782,058

See Notes to Financial Statements

Peoples Bancorp Inc. Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2020 and 2019

	2020	2019
Investment income:
Net appreciation in fair value of investments	$7,464,109	$10,265,254
Interest and dividends	3,080,847	3,022,253
Net investment income	10,544,956	13,287,507

Interest income on notes receivable from participants	56,059	54,828
Other income	1,717	276

Contributions:
Employer	2,651,550	2,134,001
Participants	4,176,663	3,888,952
Rollovers	1,411,727	723,209
Total contributions	8,239,940	6,746,162
Total increase	18,842,672	20,088,773

Deductions:
Benefits paid to participants	7,570,271	6,194,707
Administrative expenses	140,491	199,159
Total deductions	7,710,762	6,393,866

Net increase	11,131,910	13,694,907
Net assets available for benefits, beginning of year	69,782,058	56,087,151
Net assets available for benefits, end of year	$80,913,968	$69,782,058

See Notes to Financial Statements

Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2020 and 2019

Note 1. Description of the Plan
The following is a description of the Peoples Bancorp Inc. Retirement Savings Plan (the “Plan”) and provides only general information. Participants should refer to the Plan document and the Summary Plan Description for a more complete description of the Plan's provisions, which are available from the Peoples Bancorp Inc. Retirement Plan Committee (“Plan Administrator”).
General
The Plan is a defined contribution plan sponsored by Peoples Bancorp Inc. (“Peoples”) for the benefit of eligible employees age 18 or older of Peoples and its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Reliance National Trust Company is the Plan's trustee and serves as the custodian of the Plan's assets.
The Plan consists of both an Employee Stock Ownership Plan (“ESOP”) component and a non-ESOP component. Peoples intends both components together to constitute a single plan under U.S. Treasury Regulation Section 1.414(1) -1(b)(1). Accordingly, the provisions set forth in the other sections of the Plan apply to the ESOP component in the same manner as those provisions apply to the non-ESOP component, except to the extent that those provisions by their terms are inapplicable to the ESOP component.

In response to the novel COVID-19 pandemic (“COVID-19”), the Coronavirus Aid, Relief, and Economic Security Act of 2020, as amended (the “CARES Act”), was signed into law on March 27, 2020, to provide national emergency economic relief measures. Many of the CARES Act’s programs are dependent upon the direct involvement of U.S. financial institutions, such as Peoples and Peoples Bank, and have been implemented through rules and guidance adopted by federal departments and agencies, including the U.S. Department of Treasury, the Board of Governors of the Federal Reserve System and other federal banking agencies, including those with direct supervisory jurisdiction over Peoples and Peoples Bank. Furthermore, as the ongoing COVID-19 pandemic has evolved, federal regulatory authorities have continued to issue additional guidance with respect to the implementation, lifecycle, and eligibility requirements for the various CARES Act programs as well as industry-specific recovery procedures for COVID-19.
Employee Stock Ownership Plan
The ESOP component of the Plan is not leveraged and is designed to invest primarily in Peoples common shares. The ESOP component consists of the portion of the assets of the Plan that are invested in the Peoples Bancorp Inc. Common Stock Fund. The ESOP feature is intended to qualify as a stock bonus plan under Internal Revenue Code Section 401(a) and as an employee stock ownership plan under Internal Revenue Code Section 4975(e)(7). Starting at the close of business on December 31, 2014, the Peoples Bancorp Inc. Common Stock Fund was frozen for new investments. However, participant account balances previously invested into the Peoples Bancorp Inc. Common Stock Fund prior to January 1, 2015 were permitted to remain invested in that fund. Once an investment in the Peoples Bancorp Inc. Common Stock Fund has been transferred into another investment under the Plan, it cannot be reinvested in the Peoples Bancorp Inc. Common Stock Fund.
Contributions
The Plan permits eligible employees through a salary deferral election to make annual pre-tax contributions of up to 100% of eligible compensation.  The Plan also allows for after-tax or Roth contributions. Employee rollover contributions, both traditional and Roth, are also permitted to be made to the Plan. On July 1, 2020,

Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2020 and 2019

Peoples completed its acquisition of Triumph Premium Finance ("Premium Finance"). As of the acquisition date, certain Premium Finance employees that became Peoples employees became eligible for participation in the Plan. In 2020, Peoples made matching contributions equal to 100% of the participating employees' salary deferral up to 4% of the participating employees' compensation and 50% of the participating employees' salary deferral amounts on the next 2% of the participating employees' compensation. In 2019, Peoples made matching contributions equal to 100% of the participating employees' salary deferral amounts up to 3% of the participating employees' compensation and 50% of the participating employees' salary deferral amounts on the next 2% of the participating employees' compensation. Contributions are subject to certain limitations under Internal Revenue Code Section 402(g), as increased by Internal Revenue Code section 414(r) for participants who are age 50 by the end of the plan year.
Participant Investment Account Options
Investment account options available include various funds. Participants direct the investment of their contributions and Peoples' matching contributions into any of the separate investment accounts and may change their allocations daily.
The Plan also includes an automatic deferral feature whereby a participant is treated as electing to defer a certain percentage of eligible compensation unless the participant made an affirmative election otherwise. In 2020, the automatic deferral was 6% of compensation for any participants hired on or after July 1, 2020 and 5% of compensation for any participants hired prior to July 1, 2020. In 2019, the automatic deferral was 5% of compensation.
Participant Accounts
Each participant's account is credited with the participant's contribution, Peoples' contributions, and Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Vesting
Participants are immediately vested in their voluntary contributions as well as Peoples' matching and profit sharing contributions plus earnings thereon.
Payment of Benefits
Upon termination of service, an employee may elect to receive either a lump-sum amount equal to the value of his or her account, or monthly, quarterly, or annual installments over a period of not more than the participant's assumed life expectancy. At December 31, 2020 and 2019, Plan assets did not include any accounts of terminated or retired participants who have elected payment from the Plan but have not yet been paid. During 2020, the CARES act provided distribution options to allow for coronavirus-related distributions (CRD) in which qualified participants are permitted to take a CRD of up to $100,000 from the Plan. The Plan also waived minimum distribution requirements for any distribution required to be made in 2020. The Plan will execute a formal Plan amendment within the timeframe required under the CARES Act.

Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2020 and 2019

Notes Receivable from Participants
The Plan includes provisions authorizing loans from the Plan to active eligible participants. Loans may be made to any eligible participant demonstrating a qualifying need. The minimum amount of a loan is $1,000. Participants may only have one loan outstanding at any given time. The maximum amount of a participant's loan is determined by the available loan balance restricted to the lesser of $50,000 or 50% of the participant's vested account balance. All loans are evidenced by demand notes and are repayable over a period not to exceed five years (except for loans for the purchase of a principal residence, which may exceed the five-year term with approval from the Plan Administrator) through payroll withholdings unless the participant is paying the loan in full. Interest on the loans is based on local prevailing rates as determined by the Plan Administrator.
Notes receivable from participants are reported at amortized principal balance plus accrued but unpaid interest. The accrual of interest on loans is discontinued at the time the loan is 90 days past due unless the credit is well-secured and in process of collection. Past due status is based on the contractual terms of the loan. Delinquent loans are recorded as distributions once deemed uncollectible, and are a reduction to the applicable participant's account balance.
All interest accrued but not collected for loans placed on nonaccrual or charged off status is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

The CARES Act permitted plans to be amended to allow participants who were affected by COVID-19 to elect to defer loan payments that would have been due between March 27, 2020 and December 31, 2020. No participant in the Plan took advantage of this distribution alternative. The Plan will execute a formal Plan amendment within the timeframe required under the CARES Act.
Plan Termination
Although it has not expressed an intention to do so, Peoples has the right under the Plan to discontinue its matching contributions at any time and to terminate the Plan, subject to the provisions of ERISA.
Note 2.    Summary of Significant Accounting Policies
The following is a summary of significant accounting policies followed in the preparation of the financial statements:
Method of Accounting
The accompanying financial statements are prepared on the accrual method of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of net assets, changes in net assets, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2020 and 2019

Valuation of Investments and Income Recognition
Investments are stated at fair value based on quoted market prices on the valuation date. Investments traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year; investments traded on the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices.
The investment in Peoples Bancorp Inc. Common Stock Fund Units has been unitized and is comprised of cash and common shares of Peoples. The Plan holds between 3% and 5% of these Units in cash in order to provide liquidity for timely distributions. At December 31, 2020 and 2019, these Units were comprised of 112,352 and 111,805 Peoples common shares, respectively, and cash of $175,765 and $186,771, respectively.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis while dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments purchased and sold, as well as held during the year.

Plan Tax Status
The Plan obtained its latest determination letter in November 2017, in which the Internal Revenue Service stated that the Plan and the related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore, not subject to tax. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes the Plan, and the related trust, are currently designed and being operated in compliance with applicable requirements of the Internal Revenue Code.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken uncertain positions that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020 and 2019, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2017.
Payment of Benefits
Benefit payments to participants are recorded upon distribution.
Note 3.    Investments
The net appreciation in the fair value of the Plan's investments during the years ended December 31, 2020 and 2019, including realized and unrealized gains and losses on those investments purchased, sold and held during the year, was $7,464,109 and $10,265,254, respectively. Most of the Plan’s investments increased in value during the year ended December 31, 2020, and the most significant contributors to the net appreciation were Carillon Eagle Mid Cap Growth shares, which increased from $70.13 per share at December 31, 2019, to $96.32 per share at December 31, 2020, and Vanguard Mid-Cap Growth Index shares, which increased from $68.34 per share at December 31, 2019 to $91.26 per share at December 31, 2020. All of the Plan’s investments increased in value during the year ended December 31, 2019, and the most significant contributors to the net appreciation were Carillon Eagle Mid Cap Growth shares, which increased from $53.07 per share at December 31, 2018, to $70.13 per

Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2020 and 2019

share at December 31, 2019, and Vanguard Total Stock Market Index Fund shares, which increased from $62.09 per share at December 31, 2018 to $79.69 per share at December 31, 2019.
Interest and dividends realized on the Plan's investments for the years ended December 31, 2020 and 2019 were $3,080,847 and $3,022,253, respectively.

Note 4.    Fair Value Measurements
The measurement of fair value under US GAAP uses a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are described below. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
Level 1: Quoted prices in active exchange markets for identical assets or liabilities.
Level 2: Observable inputs other than Level 1 including quoted prices for similar assets or liabilities, quoted prices in less active markets, or other observable inputs that can be corroborated by observable market data.
Level 3: Unobservable inputs supported by little or no market activity for financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation; also includes observable inputs for single dealer nonbinding quotes not corroborated by observable market data.
There were no significant changes in the valuation techniques during the years ended December 31, 2020 and 2019. The Plan had no liabilities measured at fair value on a recurring basis. In addition, the Plan had no assets or liabilities measured at fair value on a non-recurring basis. The following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis, including the general classification of such instruments pursuant to the fair value hierarchy:
Mutual Funds: These investments are valued using quoted prices in an active market and classified within Level 1 of the valuation hierarchy.
Peoples Bancorp Inc. Common Stock Fund Units: Peoples Bancorp Inc. Common Stock Fund Units are held in a unitized fund and are comprised of cash and common shares of Peoples. The underlying common shares are valued at the closing price of a common share reported on the Nasdaq Global Select Market® under the symbol “PEBO” and are classified within Level 1 of the valuation hierarchy.
Investments measured at fair value on a recurring basis comprised the following at December 31:

Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2020 and 2019

	Fair Value Measurements at Reporting Date Using
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Fair Value
2020
Mutual funds	$76,683,944	$—	$—	$76,683,944
Peoples Bancorp Inc. Common Stock Fund Units	3,219,357	—	—	3,219,357
Total	$79,903,301	$—	$—	$79,903,301

2019
Mutual funds	$64,694,214	$—	$—	$64,694,214
Peoples Bancorp Inc. Common Stock Fund Units	4,061,942	—	—	4,061,942
Total	$68,756,156	$—	—	$68,756,156

Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2020 and 2019

Note 5.    Party-in-Interest Transactions
Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, and an employee organization whose members are covered by the Plan, as well as a person who owns 50 percent or more of such employer or employee organization or relatives of such persons.
The Plan holds Peoples Bancorp Inc. Common Stock Fund Units. Peoples is the plan sponsor. The Plan receives dividends quarterly from Peoples on the common shares held in the Plan. The Plan received $156,476 and $159,109 of dividends in 2020 and 2019, respectively. Certain administrative services are provided at no cost to the Plan by Peoples. The Plan paid $140,491 and $199,159 of record-keeping fees to Mass Mutual Retirement Services, LLC during 2020 and 2019, respectively.

Note 6.     Risks and Uncertainties
The Plan provides for various investments in common stock and mutual funds. Such investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of these investments will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances. Peoples common shares represented 4% and 6% of the total value of assets held in the Plan at December 31, 2020 and 2019, respectively.

The economic impact of COVID-19 or any other pandemic could adversely affect Peoples' business, financial condition, liquidity, and results of operations. Given the ongoing and dynamic nature of COVID-19, it is difficult to predict the full impact of the outbreak on Peoples' business. The extent of such impact will depend on future developments, which are highly uncertain, including when COVID-19 can be controlled and abated, and when and how the economy may be fully reopened.
Note 7.    Subsequent Events
Peoples Bank entered into an Asset Purchase Agreement, dated March 24, 2021 (the “Asset Purchase Agreement”), with NS Leasing, LLC, which is headquartered in Burlington, Vermont, and does business as “North Star Leasing” (“NSL”). The transaction closed after the end of business on March 31, 2021 and Peoples Bank began operating the acquired business as a division of Peoples Bank on April 1, 2021. As of the acquisition date, certain NSL employees that became Peoples employees became eligible for participation in the Plan.
On March 29, 2021, Peoples and Premier Financial Bancorp, Inc. (“Premier”), jointly announced the signing of a definitive agreement and plan of merger, dated as of March 26, 2021, pursuant to which Peoples will acquire, in an all-stock merger, Premier, a bank holding company headquartered in Huntington, West Virginia, and the parent company of Premier Bank, Inc. and Citizens Deposit Bank & Trust, Inc. The merger is expected to close late in the third quarter of 2021, subject to the satisfaction of customary closing conditions, including regulatory approvals and the approval of the shareholders of Peoples and Premier. As of the acquisition date, certain Premier employees will become Peoples employees and will be eligible for participation in the Plan.
During May 2021, the Plan was amended to increase the rate of employer matching contribution to match 100% of the first 6% of the participating employees' salary deferral amounts. This amendment is retroactive to January 1, 2021.

Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2020 and 2019

Note 8.     Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2020 and 2019, to Form 5500:

	2020	2019
Net assets available for benefits per the financial statements	$80,913,968	$69,782,058
Deemed participant loans	(103,687)	(54,388)
Employer's contribution receivable	(100,145)	(90,553)
Net assets available for benefits per Form 5500	$80,710,136	$69,637,117
The following is a reconciliation of employers’ contributions per the financial statements for the years ended December 31, 2020 and 2019, to Form 5500:

	2020	2019
Employer's contributions per the financial statements	$2,651,550	$2,134,001
Add: Employer's contribution receivable at December 31, 2019	90,553	74,508
Less: Employer's contribution receivable at December 31, 2020	(100,145)	(90,553)
Employer's contributions per Form 5500	$2,641,958	$2,117,956
The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2020, to Form 5500:

	2020	2019
Benefits paid to participants per the financial statements	$7,570,271	$6,194,707
Deemed participant loans	—	9,523
Distributed participant loans	(21,590)	(26,278)
Balances paid to participants per Form 5500	$7,548,680	$6,177,952

Supplemental Schedule

Peoples Bancorp Inc. Retirement Savings Plan
EIN 31-0987416 PN 002
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2020

(a)(b) Identity of Issuer	(c) Description of Investment (units)	(e) Current Value
American Century Mid Cap Value Institutional	42,972	$731,809
American Funds Cap Inc Bldr R5	8,564	539,643
Carillon Eagle Mid Cap Growth-I	5,937	571,884
Dodge and Cox Income	138,440	2,028,142
Fidelity International Index Fund	15,700	716,080
JPMorgan US Gov Money Market-Ins	3,661,861	3,687,788
MFS International Growth Fund Class R4	51,153	2,180,148
Mainstay Large Cap Growth - I Fund	435,328	5,781,159
* Peoples Bancorp Common Stock Fund Units	185,322	3,219,357
PIMCO Low Duration Institutional Class	130,019	1,293,693
T Rowe Price Balanced Fund	106,312	2,895,927
T Rowe Price New Horizons	40,969	3,370,937
T Rowe Price Retirement 2005	7,254	101,779
T Rowe Price Retirement 2010	33,991	623,729
T Rowe Price Retirement 2015	27,734	414,901
T Rowe Price Retirement 2020	68,229	1,552,220
T Rowe Price Retirement 2025	169,838	3,289,770
T Rowe Price Retirement 2030	113,654	3,233,460
T Rowe Price Retirement 2035	163,016	3,462,466
T Rowe Price Retirement 2040	91,612	2,787,756
T Rowe Price Retirement 2045	122,546	2,574,686
T Rowe Price Retirement 2050	163,206	2,901,794
T Rowe Price Retirement 2055	88,008	1,603,512
T Rowe Price Retirement 2060	76,789	1,128,031
Vanguard Equity Income Fund Investor	37,576	1,422,246
Vanguard Life Strategy Cons Growth	53,739	1,218,264
Vanguard Life Strategy Growth	26,173	1,053,212
Vanguard Life Strategy Income	765	13,233
Vanguard Life Strategy Moderate Growth	12,718	402,517
Vanguard Mid-Cap GR Index-ADM	42,256	3,856,279
Vanguard Mid-Cap Index Admiral	11,280	2,892,214
Vanguard Primecap Core Investment	190,936	5,533,325
Vanguard Short-Term Investment Grade Admiral	27,507	303,406
Vanguard Small Cap Index Admiral	33,138	3,089,154
Vanguard Small Cap Value Index Fd Admiral	11,113	678,670
Vanguard Total Bond Market Index Admiral	40,034	465,199
Vanguard Total Stock Market Index Admiral	87,449	8,284,911
* Participant loans (Interest rates - 4.50% - 7.50%, maturing between January 18, 2021 and April 18, 2035)		910,522
Assets held at end of year		$80,813,823
* Parties-in-interest
Cost information is not required for participant-directed investments and, therefore, is not included.

Exhibit Index

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PEOPLES BANCORP INC.
RETIREMENT SAVINGS PLAN

Date:	June 25, 2021	By:	/s/ TONYA STEELE
Tonya Steele
Senior Vice President, Chief Human Resources Officer
Peoples Bank
Chairperson, Retirement Plan Committee